SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Vicor Corporation

(Name of Subject Company (Issuer))

Vicor Corporation (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 per share par value

(Title of Class of Securities)

925815102

(CUSIP Number of Class of Securities)

Patrizio Vinciarelli

Vicor Corporation

25 Frontage Road

Andover, MA 01810

(978) 470-2900

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Gabor Garai, Esquire

Foley & Lardner LLP

111 Huntington Avenue

Boston, MA 02199-7610

(617) 342-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On March 18, 2013, Vicor Corporation issued a press release announcing its intention to commence an issuer tender offer to purchase for cash up to $10 million of its shares of Common Stock, par value, $.01 per share. The press release is attached as Exhibit 99.1.

The attached exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of Common Stock described in this filing has not commenced. At the time the offer is commenced, Vicor Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to shareholders of Vicor Corporation at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Item 12.	Exhibits

Exhibit No.	Description

99.1	Press release announcing Vicor Corporation’s intention to conduct a Modified Dutch Auction tender offer, dated March 18, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Patrizio Vinciarelli
Name:	Patrizio Vinciarelli
Title:	Chairman of the Board, President and Chief Executive Officer

Date:	March 18, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release announcing Vicor Corporation’s intention to conduct a Modified Dutch Auction tender offer, dated March 18, 2013.